Exhibit 99.2
AirMedia Appoints James Zhonghua Feng as President and Director
Beijing, China — May 9, 2011 — AirMedia Group Inc. (“AirMedia”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced the appointment of James Zhonghua Feng as president and a member of the Board of Directors of AirMedia, effective May 6, 2011. Mr. Feng ceased to serve as chief operating officer of AirMedia, effective May 6, 2011.
“I am pleased to announce the internal promotion of Mr. Feng, who has been leading our sales team since October 2005. We have a stable and dedicated management team that can lead the Company from one success to another. As our president, Mr. Feng will continue to oversee our overall sales organization and deploy our resources to achieve our sales target,” remarked Herman Guo, chairman and chief executive officer of AirMedia.
About James Zhonghua Feng
Mr. James Zhonghua Feng has served as chief operating officer of AirMedia since October 2005. Before joining AirMedia in 2005, he served as the general manager of New Chang’an Media Advertising Company from 2004 to 2005. From 2002 to 2004, Mr. Feng served as the deputy general manager of Beijing Tianzhi Creative Advertising Company. Prior to that, he was the general manager of the Beijing and Shanghai branches of Shenzhen Nantong Umbrella Industry Group Co., Ltd. Mr. Feng received his bachelor’s degree in Chinese literature from Sichuan Normal University in China in 1993 and an EMBA degree from Peking University in China.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports, including the 15 largest airports in China. AirMedia also operates digital TV screens in 38 major airports, including 26 out of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotation from management in this announcement as well as AirMedia’s strategic and operational plans contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, Airmedia’s air travel advertising network, Airmedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; Airmedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; Airmedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if Airmedia does not succeed in its expansion into gas station and other outdoor media advertising, its future results of operations and growth prospects may be materially and adversely affected; if Airmedia’s customers reduce their advertising spending or are unable to pay Airmedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, Airmedia’s revenues and results of operations may be materially and adversely affected; Airmedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if Airmedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, Airmedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of Airmedia’s revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, Airmedia’s ability to generate revenues and its results of operations would be materially and adversely affected; Airmedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com